 Haddan & Zepfel LLP
Corporate and Securities Lawyers
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
(949) 706-6060 (facsimile)
www.haddanzepfel.com
e-mail:rjz@haddanzepfel.com

May 12, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:    Jonathan Groff, Staff Attorney

Re:	Franklin Wireless Corp. Form 10-K for the fiscal year ended June 30, 2010

Dear Sirs:

This is in response to your letter of April 28, 2011 concerning Amendment No. 1 to the Annual Report on Form 10-K for the year ended June 30, 2010 of Franklin Wireless Corp. (the “Company”). We are today filing Amendment No.2 to the 10-K, responsive to your comments.

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff's letter, and we have included the text of each staff comment with our response following and indented.

Item 9A. Controls and Procedures, page 11

1. We have considered your response to comment 4 of our letter dated March 29, 2011 and the revisions made to your disclosure pursuant to Item 307 of Regulation S-K in the final paragraph of page 11 of your Form 10-K/A# 1 filed on April 20, 2011. We note that management continues to maintain that disclosure controls and procedures were effective. We note also that your revised disclosure recognizes one instance of in which your disclosure controls and procedures, as defined by Rule 13a-15(e) of Regulation 13A, failed. Your identification of an instance of such failure in and of itself does not address our concerns about how you determined that your disclosure controls and procedures were or were not effective in light of such a failure. We reiterate comment 4. Please tell us the factors you consider in determining whether management's failure to provide its report on internal control over financial reporting, as noted in comment 3 of our letter dated March 29, 2011,

Securities and Exchange Commission
May 12, 2011

impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www. sec. gov/divisions/corpfin/guidance/regs-k interp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

In light of the staff’s comments, management has concluded that its disclosure controls and procedures were not effective as of the end of the fiscal year, and has revised Item 9A to reflect that conclusion. Item 9A has been further revised to reflect that this conclusion results from the fact that the Annual Report on Form 10-K, when initially filed, did not include management’s report on internal control over financial reporting and related items.

Item 11. Executive Compensation, page 14.

2. We note your response to comment six from our letter dated March 29, 2011 and your revised disclosure. However, the Summary Compensation and Outstanding Equity Awards at Fiscal Year-End tables still do not appear to be prepared in accordance with Regulation S-K Items 402(n) and 402(p), respectively. For example, in your Summary Compensation table you report cash performance awards under "Bonus" rather than "Nonequity incentive plan compensation." See Regulation S-K Item 402(n)(vii). As another example, the Outstanding Equity Awards at Fiscal Year-End table appears to combine the columns applicable to option awards and stock awards. Confirm that you will adhere to the item requirements of Regulation S-K Items 402(n) and 402(p) in future filings.

 This is to confirm, on behalf of the Company, that it will adhere to the Item requirements of Regulation S-K, Items 402(n) and 402(p) in future filings.

Item 13. Certain Relationships and Related Transactions, page 24

3.  We note your response to comment seven from our letter dated March 29, 2011 and your revised disclosure. Tell us why you have not yet repurchased the remaining 1,566,672 shares held by C-Motech which were supposed to be repurchased on March 31, 2011 and whether this has resulted in any negative repercussions. If there have been any negative repercussions, disclose them.

We advise you supplementally that C-Motech was contractually obligated to sell the remaining 1,566,672 shares back to Franklin by March 31, 2011.  Despite C-Motech’s obligation to do so, it did not complete the transaction by this date.  On April 29, 2011 Franklin provided formal notification to C-Motech that it is in breach of its obligations. Franklin has not received a response from C-Motech, but intends to pursue its legal remedies against C-Motech.

Securities and Exchange Commission
May 12, 2011

On behalf of the Company, we understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Robert J. Zepfel

Robert J. Zepfel